STURM, RUGER & CO., INC.

  SOUTHPORT, CONNECTICUT 06890 U.S.A.

August 3, 2012

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012

Definitive Proxy Statement on Schedule 14A filed March 15, 2012

Form 10-Q for the Fiscal Quarter Ended March 31, 2012 Filed May 1, 2012

File No. 001-10435

Dear Mr. Cash:

This letter is in response to your letter of August 1, 2012.  Due to scheduling conflicts, we will be unable to provide our response to your letter of August 1, 2012 within ten business days.  Instead, we will endeavor to submit our response by September 21, 2012.

Sincerely,

/s/Thomas A. Dineen

Thomas A. Dineen

Vice President, Treasurer and Chief Financial Officer